5/15/02

02036526

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 16 2002 WASH, D.C. 152 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the report dated *May 15, 2002*

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

Form 20-F   Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. *the Notice of Annual Meeting of Shareholders of the Company to be held on June 26, 2002;*

2. *the Management Proxy Circular for that meeting, dated May 8, 2002; and*

3. *the Proxy Form for that meeting.*

Sun Life Financial Services of Canada Inc. (the "Corporation")
Notice of Annual Meeting
June 26, 2002

The Annual Meeting of Shareholders of Sun Life Financial Services of Canada Inc. will be held at the John W.H. Bassett Theatre, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada, on Wednesday, June 26, 2002, at 11:00 a.m. (Toronto time), for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the year ended December 31, 2001, together with the reports of the auditor and the actuary on those statements;

2. to elect directors;

3. to appoint auditors; and

4. to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada.

The number of eligible votes that may be cast at the meeting as of May 8, 2002 is 431,707,778.

The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.

If you were a registered shareholder at the close of business on May 8, 2002 you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose. For your vote to be recorded your proxy form must be received no later than 4:30 p.m. (Toronto time) on Monday, June 24, 2002 by our transfer agent, CIBC Mellon Trust Company, by mail at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or by fax at (416) 368-2502. Shareholders residing outside North America should mail their proxies to our agents at the following addresses to be received no later than 4:30 p.m. (Toronto time) on Monday, June 24, 2002:

If you reside in the United Kingdom, the Republic of Ireland, the Channel Islands or the Isle of Man:

Capita IRG Plc
Bourne House, 34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU

If you reside in the Philippines:

The Hongkong and Shanghai Banking Corporation Limited
30th Floor, The Discovery Suites
#25 ADB Avenue, Ortigas Centre
Pasig City
Metro Manila
Philippines

If you reside in Hong Kong:

Central Registration Hong Kong Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

If you reside elsewhere:

CIBC Mellon Trust Company
200 Queen's Quay East
Unit 6
Toronto, Ontario
Canada M5A 4K9

Shareholders residing outside North America can also fax their proxies to CIBC Mellon Trust Company at (416) 368-2502.

If the meeting is adjourned, your proxy form must be received in the manner described above, no later than 4:30 p.m. (Toronto time) on the second business day before the meeting is reconvened.

By order of the Board,

Joan M. Wilson
Corporate Secretary

May 8, 2002

Sun Life Financial

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

JUNE 26, 2002

NOTICE OF ANNUAL MEETING OF
COMMON SHAREHOLDERS AND
MANAGEMENT INFORMATION CIRCULAR

Sun Life Financial

Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders of Sun Life Financial Services of Canada Inc. to be held at the John W.H. Bassett Theatre, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada on Wednesday, June 26, 2002 at 11:00 a.m.

The business of the meeting is described in the accompanying Notice of Meeting and Management Information Circular.

The meeting will be held at the same time and in the same place as the Annual Meeting of the Shareholder and Participating Policyholders of Sun Life Assurance Company of Canada. The formal business of each meeting will, however, be conducted separately. Since the operations of the two corporations are closely integrated, the management presentations at the meeting will be addressed to the shareholders and the policyholders present, and a joint question and answer period will be held after the formal business of the meetings has taken place.

Your participation at the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it by no later than 4:30 p.m. (Toronto time) on Monday, June 24, 2002 in the manner described in the Management Information Circular. If your shares are not registered in your name, but are held in the name of a nominee, you should consult the Management Information Circular for information about how to vote your shares.

I look forward to seeing you at the meeting.

Sincerely,

Donald A. Stewart

Donald A. Stewart
Chairman and Chief Executive Officer

Si vous désirez recevoir l'avis de convocation à l'assemblée annuelle et la circulaire d'information en français, veuillez communiquer avec le Secrétaire en écrivant au 150 rue King ouest, 6e étage, Toronto (Ontario), Canada, M5H 1J9, en composant le 1 800 786-5433, ou encore en envoyant un courriel à actionnairesindividuels@sunlife.com.

Sun Life Financial Services of Canada Inc. (the "Corporation")
Notice of Annual Meeting
June 26, 2002

The Annual Meeting of Shareholders of Sun Life Financial Services of Canada Inc. will be held at the John W.H. Bassett Theatre, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada, on Wednesday, June 26, 2002, at 11:00 a.m. (Toronto time), for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the year ended December 31, 2001, together with the reports of the auditor and the actuary on those statements;

2. to elect directors;

3. to appoint auditors; and

4. to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada.

The number of eligible votes that may be cast at the meeting as of May 8, 2002 is 431,707,778.

The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.

If you were a registered shareholder at the close of business on May 8, 2002 you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose. For your vote to be recorded your proxy form must be received no later than 4:30 p.m. (Toronto time) on Monday, June 24, 2002 by our transfer agent, CIBC Mellon Trust Company, by mail at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or by fax at (416) 368-2502. Shareholders residing outside North America should mail their proxies to our agents at the following addresses to be received no later than 4:30 p.m. (Toronto time) on Monday, June 24, 2002:

If you reside in the United Kingdom, the Republic of Ireland, the Channel Islands or the Isle of Man:

Capita IRG Plc
Bourne House, 34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU

If you reside in the Philippines:

The Hongkong and Shanghai Banking Corporation Limited
30th Floor, The Discovery Suites
#25 ADB Avenue, Ortigas Centre
Pasig City
Metro Manila
Philippines

If you reside in Hong Kong:

Central Registration Hong Kong Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

If you reside elsewhere:

CIBC Mellon Trust Company
200 Queen's Quay East
Unit 6
Toronto, Ontario
Canada M5A 4K9

Shareholders residing outside North America can also fax their proxies to CIBC Mellon Trust Company at (416) 368-2502.

If the meeting is adjourned, your proxy form must be received in the manner described above, no later than 4:30 p.m. (Toronto time) on the second business day before the meeting is reconvened.

By order of the Board,

Joan M. Wilson
Corporate Secretary

May 8, 2002

Sun Life Financial Services of Canada Inc.
Management Information Circular
Dated May 8, 2002

ABOUT THIS DOCUMENT

Throughout this document, the *Corporation*, *us* and *our* refer to Sun Life Financial Services of Canada Inc., *Sun Life Assurance* and *Company* refer to Sun Life Assurance Company of Canada, *you* and *your* refer to the shareholders of the Corporation, and the *Act* means the Insurance Companies Act (Canada).

SOLICITATION OF PROXIES

This Management Information Circular explains in detail the items of business that will be considered at the Annual Meeting of Shareholders (the "meeting") of the Corporation to be held on June 26, 2002. It is furnished to you in connection with the **solicitation by or on behalf of the management of the Corporation** of proxies to be used at the meeting and at any adjournment of the meeting. Proxies will be solicited primarily by mail but may also be solicited by telephone, in writing or in person by regular employees of the Corporation and its affiliates or by an agent. The Corporation will be using the services of Georgeson Shareholder Communications Canada to solicit proxies. The estimated cost of such services is $35,000. **All costs of solicitation will be borne by the Corporation.**

If you have any questions regarding the meeting, please call one of the following numbers:

Canada	1 877 224 1760 (English)	1 888 290 0048 (French)
United States	1 877 224 1760	
United Kingdom, Republic of Ireland, Channel Islands and Isle of Man	Within the U.K.: 0845 602 1587	Outside the U.K.: 44 20 8639 2064
Philippines	Metro Manila: 632 683 2601	Provinces: 1 800 1 888 2422
Hong Kong	852 2862 8628	
Other Countries	416 348 9412	

VOTING INFORMATION

Who Can Vote?

If you were a shareholder at the close of business on May 8, 2002, you will be entitled to vote at the meeting. One vote is attached to each common share. The Act prohibits the exercise of the voting rights attached to any common shares beneficially owned by the Government of Canada or any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

If you acquired shares after May 8, 2002, in order to be able to vote those shares at the meeting, you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request, no later than the close of business on June 14, 2002, that your name be included on the list of shareholders eligible to vote at the meeting by contacting the Corporate Secretary at the Corporation's head office address, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9.

Pursuant to an agreement dated December 17, 2001 between the Corporation and Clarica Life Insurance Company ("Clarica"), the Corporation agreed to acquire all the outstanding common shares of Clarica in exchange for common shares of the Corporation, subject to the receipt of regulatory and other approvals. Regulatory approvals were still pending at the date of this circular. If the closing of the Clarica transaction occurs before the meeting, and you are a former Clarica shareholder who receives, and who continues to hold on the meeting date, common shares of the Corporation as a result of the Clarica transaction, you will be entitled to attend and vote at the meeting without reference to the requirements described in the preceding paragraph.

Who Counts the Votes?

Proxies are counted and tabulated by the Corporation's transfer agent, CIBC Mellon Trust Company, or its authorized agents. Proxies are not usually submitted to management unless they contain comments from shareholders clearly intended for management, or when required under applicable law.

Voting Securities

As at May 8, 2002, a total of 431,707,778 common shares were outstanding. To the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

How to Vote Your Shares

If you are a registered shareholder, you may vote in person at the meeting or you may vote by proxy. Whether or not you attend the meeting you may appoint someone else to vote for you as your proxyholder. The persons named in the enclosed proxy form are management representatives. However, you may appoint another person as your proxyholder, including someone who is not a shareholder, by printing that person's name in the blank space on the proxy form. Sign, date and return the proxy form in the envelope provided for this purpose.

If you have specified on the proxy form how you want to vote on a particular matter (by marking FOR or WITHHOLD), then your proxyholder must vote your shares according to your wishes. **If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit on that matter. If you have appointed the management representatives named on the proxy form as your proxyholder, and you have not specified how they should vote, your shares will be voted FOR the matters to be presented at the meeting.**

If any amendments are proposed to these matters, or if any other matters are properly brought before the meeting, your proxyholder can vote your shares as he or she sees fit.

The Notice of Annual Meeting includes all the matters to be presented at the meeting that are known to the management of the Corporation as of the date of this circular.

To record your vote, you must return the signed proxy form by no later than 4:30 p.m. (Toronto time) on Monday, June 24, 2002 in the manner described in the Notice of Annual Meeting.

Non-registered Shareholders

If you are a non-registered shareholder (that is, your shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian or you received a Share Ownership Statement on the demutualization of Sun Life Assurance) **you should carefully follow the instructions on the request for voting instructions or the proxy form that you receive from the intermediary, in order to vote the shares that you hold with that intermediary.**

Since the Corporation does not have access to the names of its non-registered shareholders, if you wish to attend the meeting and vote in person, you should insert your own name in the blank space provided in the proxy form to appoint yourself as proxyholder then follow your intermediary's instructions for returning the proxy form. If you hold a Share Ownership Statement you should register with the transfer agent upon arriving at the meeting.

Changing Your Mind

If you are a registered shareholder and you have returned a proxy form you may revoke it by:

(a) completing and signing a proxy form with a later date than the proxy form you previously returned, and depositing it with CIBC Mellon Trust Company as described in the Notice of Annual Meeting; or

(b) depositing a written statement signed by you or your attorney as authorized by you in writing:
   - (i) at the head office of the Corporation, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9, Attention: Corporate Secretary, at any time up to and including June 25, 2002, or, if the meeting is adjourned, the business day before the day to which the meeting is adjourned; or
   - (ii) with the Chairman of the meeting on the day of the meeting before the meeting starts, or on the day to which the meeting is adjourned.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may not take any action on the revocation if the intermediary does not receive it at least seven days before the meeting.

Votes Required for Approval

A simple majority of votes cast, in person or by proxy, is required for the approval of each of the matters specified in the Notice of Annual Meeting.

ELECTION OF DIRECTORS

Pursuant to an agreement dated December 17, 2001 between the Corporation and Clarica Life Insurance Company ("Clarica"), the Corporation agreed to acquire all the outstanding common shares of Clarica in exchange for common shares of the Corporation, subject to the receipt of regulatory and other approvals. Regulatory approvals were still pending at the date of this circular. The agreement contemplates that, following the closing of the transaction (the "Clarica Closing"), the board of directors of each of the Corporation and Clarica will include David A. Ganong, Robert M. Astley and three other directors of Clarica to be nominated, such that the composition of the two boards will, to the extent practicable, be identical. Clarica directors Germaine Gibara, Krystyna T. Hoeg and Idalene F. Kesner have been so nominated. Accordingly, the directors of the Corporation are proposed to be:

Clarica Nominees	**Sun Life Financial Nominees**
Robert M. Astley	James C. Baillie
David A. Ganong	William R. Fatt
Germaine Gibara	Stanley H. Hartt
Krystyna T. Hoeg	John D. McNeil
Idalene F. Kesner	Bertin F. Nadeau
	Ronald W. Osborne
	Madeleine M. Paquin
	C. James Prieur
	Sir Bob Reid
	Donald A. Stewart
	William W. Stinson
	W. Vickery Stoughton
	David G. Vice

It is anticipated that the Clarica Closing will occur before the meeting. Assuming that the Clarica Closing has occurred before the meeting, eight directors will be elected and the board will be comprised of 18 members. Ms. Gibara, Ms. Hoeg, Ms. Kesner and Messrs. Astley, Ganong and Prieur will stand for election, and Messrs. Baillie and Nadeau will stand for re-election.

Although it is anticipated that the Clarica Closing will occur before the meeting, it is possible that the Clarica Closing will not have occurred before the meeting. In this case, six directors will be elected and the board will initially be comprised of 16 members. Messrs. Baillie and Nadeau and Ms. Cohen will stand for re-election, and Ms. Gibara, Mr. Prieur and Mr. John S. Lane, a retired, long-serving senior officer of the Corporation, will stand for election. Ms. Cohen and Mr. Lane will subsequently agree to resign as directors on the date of the Clarica Closing. Ms. Kesner and Mr. Ganong will fill the vacancies created by the resignations of Ms. Cohen and Mr. Lane for the unexpired term of the director he or she replaces. Following the Clarica Closing, as permitted by the Corporation's by-laws, the board will appoint as directors the remaining two Clarica nominees, Ms. Hoeg and Mr. Astley, whose terms of office will expire at the annual meeting of the Corporation to be held in 2003. The board will then be composed of the 18 nominees identified above.

Donald S. Macdonald will retire from the board at the meeting, having reached the mandatory retirement age for directors of the Corporation.

Directors are usually elected for a three-year term, so that, as nearly as possible, one-third of the board is elected each year. All directors will also be directors of Sun Life Assurance, the wholly owned principal operating subsidiary of the Corporation.

In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of Ms. Gibara, Ms. Hoeg, Ms. Kesner and Messrs. Astley, Ganong, Prieur, Baillie and Nadeau if the Clarica Closing has occurred before the meeting, or for the election of Ms. Cohen, Ms. Gibara and Messrs. Baillie, Nadeau, Lane and Prieur if the Clarica Closing has not occurred before the meeting. All nominees were directors in 2001, except for Ms. Gibara, Ms. Hoeg, Ms. Kesner and Messrs. Astley, Ganong, Lane, and Prieur who are proposed for election as new directors as described herein.

Each of the nominees satisfies the Corporation's criteria for board membership and offers skills and experience that will contribute to the board's continuing ability to keep pace with the Corporation's developing business operations. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but should that occur for any reason prior to the meeting, the persons named in the enclosed form of proxy reserve the right to vote in their discretion for other nominees proposed in good faith in accordance with applicable legislation.

Each nominee is being nominated for election for a term of office ending at the close of the annual meeting held in the year indicated below opposite his or her name:

If the Clarica Closing occurs before the meeting

Mr. Astley	2004
Ms. Gibara	2004
Mr. Prieur	2004
Mr. Baillie	2005
Mr. Ganong	2005
Ms. Hoeg	2005
Ms. Kesner	2005
Mr. Nadeau	2005

If the Clarica Closing does not occur before the meeting

Ms. Cohen	2003
Mr. Prieur	2003
Ms. Gibara	2004
Mr. Baillie	2005
Mr. Lane	2005
Mr. Nadeau	2005

The following table sets out information on the current directors and the nominees for election in the circumstances described above.

Robert M. Astley* Waterloo, Ontario Director Since[1]: N/A Term Expires[2]: N/A Common Shares[3]: Nil	Mr. Astley is President and Chief Executive Officer and a director of Clarica Life Insurance Company, a life insurance and financial services company.
James C. Baillie, Q.C. Toronto, Ontario Director Since: 2000 Term Expires: 2002 Common Shares: 6,900	Mr. Baillie is Counsel with Torys LLP, a law firm. Prior to January, 2000 Mr. Baillie was a partner at Torys. Mr. Baillie is Chairman of Corel Corporation and the Independent Electricity Market Operator (Ontario), and a director of Sussex Circle Inc. Mr. Baillie also serves on the Board of Directors of several of the Corporation's subsidiaries in the United States. He is a member of the Audit, Conduct Review and Executive Committees.
Dian N. Cohen, C.M., LL.D.** Toronto, Ontario Director Since: 1996 Term Expires: 2002 Common Shares: 2,127	Ms. Cohen is President of Dian Cohen Productions Ltd., which specializes in economic communications, consulting and strategic management. Ms. Cohen is a director of several other corporations including Royal & Sun Alliance Insurance Company and Nexfor, Inc. She is a member of the Audit, Conduct Review and Risk Review Committees.

William R. Fatt Toronto, Ontario Director Since: 2001 Term Expires: 2004 Common Shares: 2,000	Mr. Fatt is Chief Executive Officer of Fairmont Hotels & Resorts Inc., an owner/operator of luxury and first class hotels and resorts. Mr. Fatt is also Vice-Chairman and Chief Executive Officer of Legacy Hotels Real Estate Investment Trust and a director of several other corporations including Enbridge Inc. and EnCana Corporation. He is a member of the Management Resources Committee.
David A. Ganong* St. Stephen, New Brunswick Director Since: N/A Term Expires: N/A Common Shares: Nil	Mr. Ganong is President of Ganong Bros., Limited, a confectionery manufacturer. Mr. Ganong is a director of Clarica Life Insurance Company and several other corporations including Air Canada and New Brunswick and Canada Railway.
Germaine Gibara Montreal, Quebec Director Since: N/A Term Expires: N/A Common Shares: Nil	Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. Ms. Gibara is a director of Clarica Life Insurance Company and several other corporations including Corel Corporation.
Stanley H. Hartt, O.C., Q.C. Toronto, Ontario Director Since: 1993 Term Expires: 2003 Common Shares: 1,000	Mr. Hartt is Chairman of Salomon Smith Barney Canada Inc., an investment bank. Mr. Hartt is Chairman of O&Y Properties Corporation, and a director of Citibank Canada, as well as several Canadian foundations. He is a member of the Audit, Conduct Review and Risk Review Committees.
Krystyna T. Hoeg* Toronto, Ontario Director Since: N/A Term Expires: N/A Common Shares: Nil	Ms. Hoeg is President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. Ms. Hoeg is a director of Clarica Life Insurance Company.
Idalene F. Kesner* Bloomington, Indiana Director Since: N/A Term Expires: N/A Common Shares: Nil	Professor Kesner is the Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post secondary educational institution. Professor Kesner is a director of Clarica Life Insurance Company and several other corporations including Harriet & Henderson Yarns, Inc.
John S. Lane, C.F.A.** Toronto, Ontario Director Since: N/A Term Expires: N/A Common Shares: 216	Mr. Lane is a corporate director. He was Senior Vice-President, Investments of Sun Life Assurance until his retirement in December, 1999. Mr. Lane is a director of several other corporations including TransAlta Corporation and the Ontario Teachers' Pension Plan Board.
The Honourable Donald S. Macdonald, P.C., C.C.*** Toronto, Ontario Director Since: 1991 Term Expires: 2002 Common Shares: 1,000	Mr. Macdonald is Senior Advisor at UBS Bunting Warburg Inc., an investment bank. His appointments in public service have included President of Privy Council and Government House Leader, Minister of National Defence, Minister of Energy, Mines and Resources, and Minister of Finance. He was Chairman of the Royal Commission on the Economic Union and Development Prospects for Canada and also served as a High Commissioner for Canada to the United Kingdom. Mr. Macdonald serves on the boards of a number of Canadian and American companies. He is a member of the Governance and Risk Review Committees.

John D. McNeil, C.F.A. Toronto, Ontario Director Since: 1987 Term Expires: 2003 Common Shares: 60,100	Mr. McNeil served as Chairman and Chief Executive Officer of Sun Life Assurance from May, 1988 to April, 1998 and as Chairman from April, 1998 to April, 1999 when he retired. Mr. McNeil is Chairman of Fairmont Hotels & Resorts Inc. He is a director of several other corporations including Shell Canada Limited and CP Ships Limited. He is the Chairman of the Executive Committee and a member of the Governance Committee.
Bertin F. Nadeau Montreal, Quebec Director Since: 1990 Term Expires: 2002 Common Shares: 6,256	Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company. Mr. Nadeau is Chairman of Breuvages KiRi, L.P. and Casavant Frères, L.P. and a director of several other corporations including Lafarge North America Inc. He is Chairman of the Governance Committee and a member of the Risk Review Committee.
Ronald W. Osborne, F.C.A. Toronto, Ontario Director Since: 1989 Term Expires: 2004 Common Shares: 11,697	Mr. Osborne is President and Chief Executive Officer of Ontario Power Generation Inc., an electricity generation company. Mr. Osborne is a director of Air Canada and Shell Canada Limited. He is Chairman of the Audit and Conduct Review Committees and a member of the Management Resources Committee.
Madeleine M. Paquin Ile des Soeurs, Quebec Director Since: 2001 Term Expires: 2004 Common Shares: 1,000	Ms. Paquin is President and Chief Executive Officer of Logistec Corporation, a cargo handling and marine services company. Ms. Paquin is a director of several other corporations including the Quebec Railway Corporation and CP Rail. She is a member of the Governance Committee.
C. James Prieur, C.F.A. Toronto, Ontario Director Since: N/A Term Expires: N/A Common Shares: 72,608	Mr. Prieur is President and Chief Operating Officer of the Corporation and of Sun Life Assurance. He was appointed President and Chief Operating Officer of the Corporation in June, 2000 and President and Chief Operating Officer of Sun Life Assurance in April, 1999. He serves on the Board of Directors of a number of the Corporation's subsidiaries in Canada, the United States and the United Kingdom.
Sir Bob Reid London, England Director Since: 1997 Term Expires: 2003 Common Shares: 7,500	Sir Bob Reid is Deputy Governor of the Bank of Scotland. He is Chairman of Kings Cross Partnership, The International Petroleum Exchange of London, IPE Holdings plc and Sondex Limited and a director of several corporations including Avis Europe plc, British Borneo Oil & Gas plc, Siemens Holdings plc and The Merchants Trust plc. He is Chairman of the Risk Review Committee and a member of the Audit and Conduct Review Committees.
Donald A. Stewart, F.I.A., F.C.I.A. Toronto, Ontario Director Since: 1996 Term Expires: 2003 Common Shares: 42,594	Mr. Stewart is Chairman and Chief Executive Officer of the Corporation and of Sun Life Assurance. He was appointed Chairman of Sun Life Assurance in April, 1999 and Chairman of the Corporation in September, 1999. Mr. Stewart serves on the Board of Directors of a number of the Corporation's subsidiaries in Canada, the United States and the United Kingdom.
William W. Stinson Calgary, Alberta Director Since: 1985 Term Expires: 2003 Common Shares: 18,407	Mr. Stinson is a Corporate Director. Mr. Stinson is a director of Grant Forest Products Inc. and Westshore Terminals Income Fund. Mr. Stinson also serves on the Board of Directors of several of the Corporation's subsidiaries in the United States. He is Lead Director, Chairman of the Management Resources Committee and a member of the Executive and Governance Committees.

W. Vickery Stoughton Los Angeles, California Director Since: 1988 Term Expires: 2004 Common Shares: 3,258	Mr. Stoughton is Chairman and Chief Executive Officer of Careside, Inc., a manufacturer and developer of blood testing systems. Mr. Stoughton is a director of Biomira Inc. *He is a member of the Management Resources Committee.*
David G. Vice Mississauga, Ontario Director Since: 1989 Term Expires: 2003 Common Shares: 16, 819	Mr. Vice is a Corporate Director. Mr. Vice serves as a director of Stackpole Limited. He is a member of the Executive, Governance and Management Resources Committees.

* Is a nominee only if the Clarica Closing occurs before the meeting.

** Is a nominee only if the Clarica Closing does not occur before the meeting. Ms. Cohen will retire from the board if the Clarica Closing occurs before the meeting.

*** Mr. Macdonald will retire from the board at the meeting having reached the mandatory retirement age.

1. "Director Since" means the date on which the director first joined the board of the Corporation. Where a director served as a director of Sun Life Assurance before the formation of the Corporation in 1999, the date on which that director first joined the board of Sun Life Assurance is indicated.
2. "Term Expires" means the director's term expires at the close of the annual meeting in the year shown.
3. "Common Shares" indicates the number of common shares of the Corporation over which the director has control or direction. The information contained herein has been furnished to the Corporation by the director.

The board has adopted a policy whereby directors are expected to acquire, over time, the lesser of 2,000 common shares or a number of shares whose monetary value is equal to three times the annual board retainer, which is currently set at $26,000 per year.

APPOINTMENT OF AUDITORS

It is proposed that Deloitte & Touche LLP be appointed the auditors of the Corporation.

The persons named in the enclosed form of proxy intend to vote, in the absence of contrary instructions, FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders. Deloitte & Touche LLP have been auditors of the Corporation since its inception in 1999. Prior to that, Deloitte & Touche LLP, or one of its predecessor companies, have been auditors of Sun Life Assurance since the Company's inception.

For the year 2001, the fees paid by the Corporation and the Company for the audit performed by Deloitte & Touche LLP were $5.3 million. Deloitte & Touche LLP also received fees of $700,000 for audit-related services and $6.1 million for non-audit services.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the four other most highly compensated executive officers of the Corporation ("Named Executives"). Securities legislation provides that the Named Executives are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2001. The Named Executives are also officers of Sun Life Assurance. Their compensation reflects the total amount paid for their services to both the Corporation and Sun Life Assurance. Payment of such compensation was shared equally between the Corporation and Sun Life Assurance in 2000 and 2001. Prior years' compensation was paid by Sun Life Assurance. Named Executives resident outside of Canada are compensated in U.S. dollars.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
		Salary	Bonus[1]	Other Annual Compensation[2]	Securities Under Options/SARs Granted	LTIP Value	All Other Compensation
Name and Principal Position	Year	$	$	$	#	$	$
Donald A. Stewart[3]	2001	837,500	700,000	–	500,000	1,151,000[4]	–
Chairman and Chief			300,000				
Executive Officer	2000	800,000	750,000	–	–	737,865[4]	250,000[5]
	1999	700,384	–	–	–	–	–
C. James Prieur[6]	2001	662,500	385,600	–	260,000	742,395	–
President and Chief	2000	640,000	460,800	–	–	366,775	85,000[5]
Operating Officer	1999	443,076		–	–	–	–
		US 113,849	US 45,300				
James A. McNulty III[7]	2001	US 461,912	US 276,900	–	160,000	592,765[4]	–
Executive Vice-President,	2000	US 438,942	US 326,600	US 44,065	–	289,105[4]	–
United States Operations	1999	US 378,269	US 161,600	–	–	–	–
Douglas C. Henck[8]	2001	US 393,269	US 200,200	US 346,023	105,000	–	–
Executive Vice-President,	2000	US 274,038	US 177,000	US 272,346	–	–	US 75,000
Asian Operations	1999	–	–	–	–	–	–
John R. Wright[9]	2001	US 334,615	US 195,700	–	105,000	339,545	–
Executive Vice-President	2000	US 319,615	US 154,700	–	–	194,175	–
and Chief Information Officer	1999	US 289,096	US 115,000	US 34,838	–	–	–

1. Named Executives participate in an incentive compensation program which provides for annual cash payments based on the achievement of pre-determined business and individual results. For the years 2000 and 2001, the Named Executives received the following percentage of their annual bonuses in Deferred Share Units (DSUs): Messrs. Stewart, Prieur and Henck – 100% and Messrs. Wright and McNulty – 50%. Mr. Stewart received a special recognition award of $300,000 for his contribution in 2001.
2. Except for Mr. Henck, the amounts in this column represent taxable benefits for automobile costs, club memberships, spousal travel and other employee benefit costs.
3. Mr. Stewart was appointed Chairman and Chief Executive Officer on April 4, 1999.
4. The Board of Directors settled these long-term incentive plan payments in DSUs.
5. Messrs. Stewart and Prieur each received a special recognition bonus during the year 2000. Mr. Prieur also received a relocation allowance in the amount of $10,000.
6. Mr. Prieur was appointed President and Chief Operating Officer on April 8, 1999. The 1999 bonus was for service as Senior Vice-President and General Manager for the United States prior to his appointment as President.
7. Mr. McNulty was appointed Senior Vice-President and General Manager, United States Operations on April 8, 1999 and Executive Vice-President, United States Operations effective January 1, 2000. Other annual compensation for 2000 includes US$28,154 in spousal travel costs.
8. Mr. Henck was hired as Executive Vice-President, Asian Operations on April 3, 2000 and resides in Hong Kong. Amounts in other annual compensation include annual allowances for housing, car, club memberships, education, home leaves and utilities. The taxable benefit for housing was US$141,780 in 2001 and US$112,600 in 2000 and the goods and services allowance was US$106,674 in 2001. The amount listed in all other compensation was a signing bonus awarded at the time of hire.
9. Mr. Wright became Senior Vice-President and Chief Information Officer on March 1, 1999 and Executive Vice-President and Chief Information Officer effective January 1, 2001.

OPTIONS/SARs – GRANTS DURING THE YEAR ENDED DECEMBER 31, 2001

In 2001, stock options to purchase common shares of the Corporation were granted to the Named Executives as set out in the table following. All of the options granted had an exercise price equal to the closing price of the Corporation's common shares on the date preceding the date of the grant. The options noted with an (A) vest over four years at the rate of 25% per year, commencing with the year following the date of grant. The options noted with a (B) were provided for selected individuals with the introduction of the Executive Stock Option Plan and vest 50% after three years and the balance after five years.

Name	Securites Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Donald A. Stewart	(A) 250,000 (B) 250,000	10.5	29.49	29.49	March 30, 2011
C. James Prieur	(A) 130,000 (B) 130,000	5.5	29.49	29.49	March 30, 2011
James A. McNulty	(A) 100,000 (B) 60,000	3.4	US 18.76	US 18.76	March 30, 2011
Douglas C. Henck	(A) 65,000 (B) 40,000	2.2	US 18.76	US 18.76	March 30, 2011
John R. Wright	(A) 65,000 (B) 40,000	2.2	US 18.76	US 18.76	March 30, 2011

The options granted by the Corporation in 2001 were the first grant of options by the Corporation, and no options were exercisable in 2001.

PENSION PLAN TABLES

Executive officers of Sun Life Assurance are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements in effect in Canada and the United States.

Retirement Benefits for Named Executives in Canada

The following table illustrates the total pension calculated according to the Alternate Pension Formula for principal officers of Sun Life Assurance in Canada. Average pensionable earnings for this purpose are calculated as the highest average of the basic salary and target bonus over the best consecutive 36-month period of the last 120 months. The pension benefit is determined as years of service multiplied by the sum of 1.3% of pensionable earnings up to the average of the last three years' maximum pensionable earnings ("YMPE") and 1.65% of average pensionable earnings over the average YMPE, without regard to the maximum pension limit for registered pension plans imposed by the Canada Customs and Revenue Agency. In no event can the pension exceed 85% of the participant's highest average base salary. The credited years of service are limited to 35.

The pension is payable to Canadian Named Executives from a combination of the Company's Canadian Staff Pension Plan (a non-contributory defined benefit pension plan) and the Company's Canadian Staff Non-Registered Pension Plan. Upon retirement, income is payable for the life of the executive officer with a 60% survivor option for married employees and a life only benefit for single employees.

Annual Pension – Canada					
	Years of Service				
Average Pensionable Earnings	15	20	25	30	35
$ 200,000	$ 47,542	$ 63,389	$ 79,236	$ 95,083	$ 110,931
$ 300,000	$ 72,292	$ 96,389	$ 120,486	$ 144,583	$ 168,681
$ 400,000	$ 97,042	$ 129,389	$ 161,736	$ 194,083	$ 226,431
$ 600,000	$ 146,542	$ 195,389	$ 244,236	$ 293,083	$ 341,931
$ 800,000	$ 196,042	$ 261,389	$ 326,736	$ 392,083	$ 457,431
$ 1,000,000	$ 245,542	$ 327,389	$ 409,236	$ 491,083	$ 572,931
$ 1,200,000	$ 295,042	$ 393,389	$ 491,736	$ 590,083	$ 688,431
$ 1,400,000	$ 344,542	$ 459,389	$ 574,236	$ 689,083	$ 803,931
$ 1,600,000	$ 394,042	$ 525,389	$ 656,736	$ 788,083	$ 919,431

Retirement Benefits for Named Executives in the United States

The following table illustrates the total annual pension for employees in the United States who are eligible to participate in the U.S. Employees' Retirement Income Plan and accompanying Trust (the "Plan"). Under the Plan, income is payable for the life of the eligible officer. The normal form of pension for single employees is a life annuity; for married individuals it is an actuarially reduced 50% joint and survivor benefit.

Pensionable earnings for this purpose are calculated using the highest average of base earnings and officer incentive payment, up to target, earned over the highest consecutive 36-month period in the last 120 months. The pension benefit is determined by years of service (maximum of 30) multiplied by 1.67% of the pensionable earnings, plus 0.5% of pensionable earnings for service in excess of 30 years (to a maximum of 40).

In no event can the annual pension benefit exceed US $140,000 at the normal retirement age as defined by the United States Social Security Office. The maximum pensionable earnings that can be used to determine this benefit is US $170,000. Benefits attributable to pensionable earnings over the US $170,000 maximum are accounted for under the United States Excess Plan, a pension plan with terms similar to the Plan, which provides for earnings in excess of the US $170,000 maximum. The following table shows combined benefits under both the Plan and the United States Excess Plan.

Annual Pension – United States (US$)					
	Years of Service				
Average Pensionable Earnings	**15**	**20**	**25**	**30**	**35**
$ 200,000	$ 50,000	$ 66,667	$ 83,333	$ 100,000	$ 105,000
$ 300,000	$ 75,000	$ 100,000	$ 125,000	$ 150,000	$ 157,500
$ 400,000	$ 100,000	$ 133,333	$ 166,667	$ 200,000	$ 210,000
$ 600,000	$ 150,000	$ 200,000	$ 250,000	$ 300,000	$ 315,000
$ 800,000	$ 200,000	$ 266,667	$ 333,333	$ 400,000	$ 420,000
$ 900,000	$ 225,000	$ 300,000	$ 375,000	$ 450,000	$ 472,500

Years of Credited Service

The projected years of credited service under their respective pension plans, at their normal retirement date for the Named Executives are as follows: Mr. D.A. Stewart – 35 years; Mr. C.J. Prieur – 35 years; Mr. J.A. McNulty – 16 years; Mr. D. C. Henck – 28 years; and Mr. J.R. Wright – 22 years.

CHANGE OF CONTROL CONTRACTS

The Corporation and Sun Life Assurance have entered into change of control contracts with the Named Executives and certain other senior officers. In the event of a change of control which results in the termination of the employment of the executive, the contracts provide for up to 24 months, and in the case of the Chief Executive Officer up to 36 months, of base pay and target incentive compensation from the date of actual termination. Most benefits and perquisites are continued throughout the severance period and the early retirement reduction factors in the pension plan may be improved. On a change of control, outstanding Units awarded under the Unit Value Appreciation Plan will become vested and all outstanding stock options vest and become exercisable for a period of up to 36 months after termination.

For these purposes, a change in control is (i) a consolidation or merger of the Corporation or Sun Life Assurance with a non-affiliate; (ii) a sale of all or substantially all of the assets of the Corporation or Sun Life Assurance to a non-affiliate; (iii) a change in the majority (more than 50%) of the directors of the Corporation; or (iv) the acquisition by a non-affiliate of more than 20% of the voting shares of the Corporation or Sun Life Assurance.

REPORT ON EXECUTIVE COMPENSATION – PRESENTED BY THE MANAGEMENT RESOURCES COMMITTEE

Composition of the Management Resources Committee

The board of directors of the Corporation has assigned to the Management Resources Committee (the "Committee") responsibility for reviewing overall compensation policies and reviewing and recommending compensation for senior officers of the Corporation, including those listed in the Summary Compensation Table as Named Executives. The Committee also has responsibility for assessing on an annual basis the performance of the Chairman and Chief Executive Officer. The Committee is comprised of five independent directors of the Corporation. During 2001, the following individuals served as members of the Committee: William W. Stinson (Chair), William R. Fatt, Ronald W. Osborne, W. Vickery Stoughton and David G. Vice.

Compensation Philosophy and Process

The Corporation's compensation policies in each country of operation are designed to attract and retain top quality employees. Compensation programs are intended to motivate employees to contribute to the achievement of business objectives to the full extent of their potential, to reward them for their individual contribution to annual business results and to encourage the creation of value over the longer term.

The structure of the total compensation package varies in accordance with the level and nature of the employee's position in the organization. Generally, the higher the level of the position, the greater the portion of the compensation package that is variable, recognizing the degree to which the employee is able to influence overall business results.

In establishing competitive levels of executive compensation, the Committee reviews information obtained through surveys conducted by external consulting firms in Canada and the United States, supplemented by other sources of information. In Canada, the Committee compares the compensation of the Corporation's Named Executives to a group of large Canadian companies including Canadian banks and insurance companies. In the United States, the Committee compares the compensation of the Named Executives to comparable insurance companies. Based on this information, the Committee reviews and recommends salary adjustments and incentive compensation targets for Executive Vice-Presidents, the President and Chief Operating Officer and the Chief Executive Officer of the Corporation.

Composition of Executive Compensation

Direct compensation for executives of the Corporation is comprised of base salary and annual and long-term incentive compensation.

BASE SALARIES

Salaries of the Named Executives are reviewed annually by the Committee and adjusted, as required, based on individual performance, capabilities, responsibilities and competitive market data.

ANNUAL INCENTIVE COMPENSATION

The Sun Life Financial Management Incentive Compensation Plan provides participants an opportunity to earn cash bonuses equal to a percentage of their base salaries based on the performance of the Corporation, business unit or functional area as well as individual contribution. No incentive compensation is payable where individual performance is not satisfactory. Corporate and business unit performance is assessed in relation to net income and strategic objectives which most directly impact the creation of shareholder value. For the Named Executives, the target bonus levels for achievement of objectives range from 50% to 100% of annual base salary. The maximum bonus opportunities for exceptional results is 200% of the target award level.

LONG-TERM INCENTIVE COMPENSATION

The purpose of the Unit Value Appreciation Plan ("UVA Plan") was to more directly align the interests of participants with the long-term interests of the Corporation, to focus participants on long-term value creation, to foster and support an ownership culture and to provide a competitive total compensation package to attract and retain leadership talent. The UVA Plan, designed to pay out in cash or equivalent value, generates an award based on the increase in the value of the Corporation over a multi-year period. No further units will be granted under the UVA Plan, as it was replaced by the Executive Stock Option Plan in 2001.

EXECUTIVE STOCK OPTION PLAN

The Executive Stock Option Plan (the "Plan") authorizes the Committee to make discretionary grants of options to purchase common shares to employees of the Corporation and affiliates. The Plan is designed to reward eligible employees in relation to increases in shareholder value.

Under the Plan, stock options have a maximum exercise period of 10 years. The exercise price is the closing price of the common shares on The Toronto Stock Exchange ("TSE") on the trading day preceding the date of the grant. Stock options will normally vest at 25% per year commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the Committee. Options vest immediately on the death of a participant and are exercisable for 12 months. Grants under the Plan are subject to early termination in the event that a participant's employment is terminated.

At the discretion of the Corporation, an option granted under the Plan may have stock appreciation rights entitling the participant to receive from the Corporation in cash an amount equal to the excess of the market price on the date the participant exercises such right over the exercise price of the related option. Each exercise of a right in respect of a share covered by a related option terminates the option.

In the first year of the Plan selected employees were eligible for an enhanced award. This award vests 50% after three years and the balance after five years. The exercise price for this enhanced grant is the closing price on the TSE on the trading day preceding the grant.

THE SENIOR EXECUTIVES' DEFERRED SHARE UNIT PLAN

The Corporation established a Deferred Share Unit Plan (the "Plan") in 2000. The objective of the Plan is to enhance the alignment of senior management's and shareholders' interests by providing an opportunity to increase ownership in the Corporation's shares. There are three components of the Plan:

Each senior management employee may elect to receive 0, 50, 75 or 100% of his or her annual incentive in the form of deferred share units (DSUs), subject to the approval of the Committee. An employee must elect to participate in the Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When incentive awards are determined, the amount elected is converted to DSUs which have a value equal to the average market price of a common share of the Corporation immediately before the calendar year for which the incentive award is paid.

The Committee may also require the value of a payout from the UVA Plan to be converted to DSUs. In this case, the DSUs will have a value equal to the average market price of a common share of the Corporation at the end of the Plan performance period to which the payout relates.

In addition, special discretionary DSU awards may be made by the Board to recognize significant achievements or to support certain corporate objectives.

The DSUs attract dividends in the form of additional DSUs at the same rate as dividends are paid on the Corporation's common shares. The employee is not allowed to convert the DSUs until termination, death or retirement. The value of the DSUs may be paid in cash or converted to common shares purchased on the market. The value of the DSUs at the time of payment will be based on an average market price of the Corporation's common shares immediately before their conversion.

Stock Ownership Guidelines

Guidelines have been established for senior officers which require holdings of the Corporation's common shares, including DSUs, proportionate to the individual's compensation and position. Officers are provided a reasonable period of time to meet these requirements. The guidelines are as follows: Chief Executive Officer and President – 3 times base salary, Executive Vice-Presidents – 2 times base salary, and certain other senior officers – 1 times base salary.

Chief Executive Officer's Compensation

The Committee reviews the performance of the Chairman and Chief Executive Officer each year, taking into consideration the financial performance of the Corporation and the leadership provided in relation to strategy, leadership development and succession, technology and infrastructure management, and the execution of strategic or mission critical initiatives. In 2001, under Mr. Stewart's leadership, the executive team positioned the Corporation to achieve record earnings despite the challenging economic conditions; to complete the acquisition of Keyport Life Insurance Company and Independent Financial Marketing Group, Inc. in the United States; to lead the consolidation of the life insurance industry in Canada, with the announcement of an agreement to purchase Clarica Life Insurance Company; to commence insurance operations in India and prepare for final approval to launch a life insurance business in China; and to divest operations in Canada and the United Kingdom which were non-core or lacked sufficient scale in their markets.

Mr. Stewart's base salary was increased to $850,000 in 2001 to recognize his contribution and to maintain a competitive market position. He earned an annual incentive compensation award for 2001, based on the performance of the Corporation, of $700,000 which was converted into 18,431 DSUs at a unit price of $37.98. The Board of Directors awarded Mr. Stewart a special recognition award of $300,000 in recognition of his exceptional contribution to the success of the Corporation. Under the Unit Value Appreciation Plan, he was entitled to an award with respect to the Units granted to him in 1998, having a 4-year performance period, vesting on December 31, 2001. This award was settled in 32,597 DSUs, each with a unit price of $35.31. In 2001, Mr. Stewart was granted 500,000 options under the Executive Stock Option Plan, half of which vest at the rate of 25% per annum, commencing one year following the date of grant, and the remainder vesting 50% after 3 years and 100% after 5 years.

This report on Executive Compensation is presented by the Management Resources Committee:

William W. Stinson, Chair	W. Vickery Stoughton
William R. Fatt	David G. Vice
Ronald W. Osborne	

COMPENSATION OF DIRECTORS/ATTENDANCE

Directors' compensation, as set out below, was the total amount paid to directors in respect of their services to the Corporation and the Company in 2001. Such compensation was shared equally between the Corporation and the Company. The by-laws of the Corporation provide that the annual compensation of all directors may not exceed $950,000, plus reimbursement for reasonable expenses. The by-laws of Sun Life Assurance have a similar provision relating to directors' fees paid by that company. Directors who are resident outside of Canada receive the same nominal amounts, paid in U.S. funds.

As at the date of this Management Information Circular, directors each receive an annual retainer of $26,000 plus a fee of $1,500 for each board meeting attended. The Corporation has a Lead Director who is an independent director appointed to enhance the effectiveness and independence of the board of directors and to work with the Chairman and Chief Executive Officer to manage the affairs of the board. The Lead Director receives an additional retainer of $26,000.

Retainers for committee membership are as follows: Audit Committee - $6,000; Risk Review Committee - $5,000; Executive Committee - $4,500; Governance Committee - $2,500; and Management Resources Committee - $2,500. Members of the Conduct Review Committee do not receive a separate retainer.

Committee chairs receive a retainer for their additional responsibilities. Retainers for the Chair of each Committee are as follows: Audit Committee - $6,000; Risk Review Committee - $5,000; Executive Committee - $3,500; Governance Committee - $2,500; and Management Resources Committee - $2,500. The Chair of the Conduct Review Committee does not receive an additional retainer.

Directors receive a fee of $1,400 for each committee meeting attended.

Effective second quarter 2001, directors who are not employees of the Corporation or any affiliate could elect to receive their remuneration in the form of deferred share units or common shares acquired on the market.

Directors who are officers of the Corporation or Sun Life Assurance do not receive fees for serving as directors. Directors are reimbursed for their reasonable costs for attendance at meetings of the Corporation or any subsidiaries of the Corporation. All meetings of the boards of the Corporation and the Company and their committees were generally held concurrently.

The total amount paid to the directors by the Corporation and Sun Life Assurance for the year 2001 was $1,010,621.

During 2001, certain outside directors of the Corporation served as directors of various subsidiaries and received additional fees for service on these subsidiary boards.

Subsidiary	Annual Retainer	Meeting Fee
Massachusetts Financial Services Company	US $ 10,000	US $ 1,100
Sun Life Assurance Company of Canada (U.S.)	US $ 7,500	US $ 625
Sun Life Assurance and Annuity Company of New York	US $ 7,500	US $ 625
Keyport Life Insurance Company	US $ 7,500	US $ 625
Keyport Benefit Life Insurance Company	US $ 7,500	US $ 625
Independence Life and Annuity Company	US $ 1,000	None
Sun Life of Canada UK Holdings plc	£ 6,000	£ 800
Sun Life Assurance Company of Canada (U.K.) Limited	£ 10,000 (board) £ 1,000 (committee member) £ 2,500 (committee chair)	£ 1,000 (board) £ 1,000 (committee)

Directors' Stock Option Plan

The Directors' Stock Option Plan (the "Plan") provides for automatic grants of options to purchase common shares of the Corporation to directors of the Corporation who are not employees of the Corporation or any of its subsidiaries. Options to purchase 2,000 common shares are granted to each director on the day immediately following each annual meeting of the shareholders at which a director is elected, re-elected or retained as a director.

Stock options under this Plan have a maximum exercise period of 10 years. The exercise price will be the closing price of the common shares on the TSE on the trading day preceding the date of grant. Unless otherwise determined, the options will become exercisable as to 50% on the first anniversary of the date of grant and as to the remaining 50% on the second anniversary of the date of grant.

Stock options will vest immediately upon the death of a director or the attainment by the director of the mandatory age for retirement from the board, and the options may be exercised for a one-year period following such an event. If a director ceases to be a member of the board for any other reason, such director's options which are exercisable on the date the person ceases to be a director may be exercised for a period of 60 months after that date, except that the options may not be exercised after their expiry date.

The Directors' Share Compensation Plan

Under the Directors' Share Compensation Plan (the "Plan"), directors of the Corporation who are not employees of the Corporation or any affiliate, may annually elect to receive their annual remuneration in the form of deferred share units (DSUs), common shares of the Corporation or cash or any combination thereof. A director must, in certain circumstances, elect to receive a minimum amount of his or her annual remuneration in a combination of common shares and DSUs.

The number of DSUs will be determined based on dividing the amount of remuneration payable by the average market price of one common share of the Corporation on the conversion date, which generally will be the last day of each fiscal quarter of the Corporation.

A director cannot convert DSUs to common shares or cash until the director ceases to be a member of the board. No common shares are issued by the Corporation in connection with the Plan.

Directors' Attendance at Meetings

Following is a summary of the record of attendance by directors at board of directors' ("board") meetings and all committee meetings of the Corporation for the 12-month period ending December 31, 2001.

Name of Director	Number of Meetings Attended	
	Board	Committee
James C. Baillie, Q.C.	14 of 16	4 of 4
Dian N. Cohen, C.M., LL.D.	14 of 16	10 of 10
William R. Fatt	14 of 16	1 of 2
Stanley H. Hartt, O.C., Q.C.	15 of 16	9 of 10
The Hon. Donald S. Macdonald, P.C., C.C.	15 of 16	7 of 9
John M. MacLeod (deceased May 18, 2001)	4 of 6	3 of 7
John D. McNeil, C.F.A.	14 of 16	6 of 7
Bertin F. Nadeau	16 of 16	9 of 9
Ronald W. Osborne, F.C.A.	13 of 16	10 of 10
Madeleine M. Paquin (appointed April 25, 2001)	10 of 11	1 of 3
Alfred Powis, O.C. (retired April 25, 2001)	5 of 5	5 of 5
Sir Bob Reid	9 of 16	6 of 6
Donald A. Stewart, F.I.A., F.C.I.A.	16 of 16	
William W. Stinson	16 of 16	11 of 11
W. Vickery Stoughton	16 of 16	4 of 5
David G. Vice	15 of 16	8 of 9
Jeannine G. Wood, O.C. (retired April 25, 2001)	3 of 5	2 of 4

Summary of Board and Committee Meetings Held	
Board	16
Audit	4
Conduct Review	2
Executive	2
Governance	5
Management Resources	4
Risk Review	4

REPORT ON CORPORATE GOVERNANCE

Under the rules of the TSE, the Corporation is required to disclose information relating to its system of corporate governance. This disclosure is set out in Schedule 1 to this Management Information Circular and under the heading Board Governance in the Corporation's 2001 Annual Report.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at April 19, 2002, the aggregate indebtedness entered into in connection with the purchase of securities of the Corporation or any of its subsidiaries by all directors, officers, employees and former directors, officers and employees of the Corporation or any of its subsidiaries was $76,862,140. Of this aggregate indebtedness, $76,260,389 relates to financing provided by Massachusetts Financial Services Company ("MFS") to eligible MFS employees for purchases of common shares of MFS under the MFS Equity Purchase and Participation Plan. The balance is related to loans provided by McLean Budden Limited to eligible officers of that company for purchases of common shares of McLean Budden Limited. No indebtedness was incurred by directors or officers, former directors or officers or proposed directors of the Corporation for the purchase of securities of the Corporation or its subsidiaries.

As at April 19, 2002, the aggregate indebtedness entered into for purposes other than in connection with the purchase of securities, by directors, officers, employees and former directors, officers and employees of the Corporation or any of its subsidiaries was $7,022,688. The majority of this indebtedness relates to housing loans to employees, secured by their principal residences. No directors, executive officers or senior officers of the Corporation were indebted to the Corporation or any of its subsidiaries, other than for "routine indebtedness", except as noted following.

Table of Indebtedness of Directors, Executive Officers and Senior Officers			
Name and Principal Position	**Involvement of Issuer or Subsidiary**	**Largest Amount Outstanding During 2001**	**Amount Outstanding as at April 19, 2002**
C. James Prieur, President and Chief Operating Officer	Sun Life Assurance Company of Canada	0	US $ 21,000*
John R. Wright, Executive Vice-President and Chief Information Officer	Sun Life Assurance Company of Canada	0	US $ 70,332*

*Advances such as these are made to employees whose income is taxed in both the United States and Canada, representing the amount of the tax refund receivable by the employee by virtue of having received credit for the tax paid in the other jurisdiction. The sum bears interest at prime plus 3 percent and is repayable within 15 days of receipt of the refund.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, executive officer or senior officer of the Corporation has or has had any material interest, direct or indirect, in any transaction within the previous three years or any proposed transaction which has materially affected or will materially affect the Corporation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in common shares on December 31, 2001, with the cumulative total return of the TSE 300 Stock Index since March 22, 2000, the date on which the Corporation first issued shares to its shareholders. It is assumed that dividends declared on common shares of the Corporation were reinvested at the share price on the payment date.


350
300
250
200
150
100
50
0
31 Mar 00
30 Jun 00
29 Sep 00
29 Dec 00
30 Mar 01
29 Jun 01
28 Sep 01
31 Dec 01

	22 Mar '00	31 Mar '00	30 Jun '00	29 Sep '00	29 Dec '00	30 Mar '01	29 Jun '01	28 Sep '01	31 Dec '01
TSE 300 Index	$ 100	$ 96	$ 104	$ 106	$ 91	$ 78	$ 80	$ 71	$ 80
Sun Life Financial	$ 100	$ 128	$ 200	$ 248	$ 321	$ 246	$ 294	$ 257	$ 276

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased Directors' and Officers' liability insurance with an aggregate limit of $200,000,000 per loss. The Corporation will indemnify directors and officers in accordance with its specific indemnification agreements and the Act. In the circumstance that the Corporation is not permitted to grant indemnification, the policy will respond to individual directors directly and no deductible will be applied. The policy expires on May 15, 2004, and has an annual premium of $656,000.

ADDITIONAL INFORMATION

The following documents are available upon request to the Corporate Secretary's office: this Management Information Circular; the 2001 Annual Report containing the financial statements for the year ended December 31, 2001; any quarterly reports issued after the Annual Report; Management's Discussion and Analysis of the Corporation's condition and results of operations for 2001; and the Corporation's latest Annual Information Form and any document incorporated by reference in the Annual Information Form.

SHAREHOLDER PROPOSALS

Any shareholder proposals for the 2003 Annual Meeting of Shareholders must be submitted no later than March 26, 2003 to the Corporate Secretary of the Corporation at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, in order to be considered for inclusion in the Corporation's Management Information Circular for that meeting.

DIRECTORS' APPROVAL

The contents and sending of this Management Information Circular to shareholders, directors and the auditors of the Corporation have been approved by the board of directors of the Corporation.

Joan M. Wilson
Corporate Secretary

May 8, 2002

Schedule 1
Sun Life Financial Services of Canada Inc.'s Alignment with The Toronto Stock Exchange Guidelines for Improved Corporate Governance

The mission of the Board of Directors is to be a strategic asset of the organization measured by the contribution the Directors make – individually and collectively – to the long-term success of the enterprise. This schedule compares the Corporation's governance procedures with The Toronto Stock Exchange's Guidelines for Improved Corporate Governance.

The Toronto Stock Exchange Guideline	Sun Life Financial's Alignment	Governance Procedure at Sun Life Financial
1. The board shall explicitly assume responsibility for the stewardship of the corporation and specifically for:	Yes	In discharging its duty to supervise the management of the business and affairs of the Corporation, the Board has the following stewardship responsibilities:
(a) adoption of a strategic planning process;	Yes	The Board approves the Corporation's vision and mission statement, reviews the effectiveness of the strategic planning process, approves business objectives and strategic plans and monitors corporate performance against these statements, objectives and plans.
(b) identification of the principal risks of the corporation's business and implementation of appropriate systems to manage those risks;	Yes	The Board reviews, approves and monitors adherence to policies and procedures for the management and control of risk, compliance with legislative and regulatory requirements and monitoring compliance with the Code of Business Conduct.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board oversees succession planning and selects and evaluates the Chief Executive Officer and other members of management.
(d) communications policy;	Yes	The Board approves financial results reported to shareholders and other stakeholders and approves policies with regard to confidentiality of information and securities trading by employees, corporate communications and public disclosure.
(e) integrity of internal control and management information systems.	Yes	The Board reviews, approves and monitors the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation's financial information and the safeguarding of its assets.
2. A majority of directors should be "unrelated".	Yes	A majority of the Directors are unrelated to the Corporation.
3. The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.	Yes	Based on information provided by the Directors as to their individual circumstances the Board has determined that a majority of the Directors are unrelated.
4. The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are "unrelated" directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Governance Committee assesses the effectiveness of the corporate governance process, recommends nominees for election as Directors to the Board and monitors effectiveness of individual Directors and the Board as a whole. The Governance Committee is composed exclusively of non-management Directors.
5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	The Governance Committee oversees a peer evaluation process to provide feedback to individual Directors on their effectiveness. Annually, the Governance Committee reviews the effectiveness of the Board and each Board Committee.
6. The board should provide an orientation and education program for new directors.	Yes	The Governance Committee approves the orientation and business education programs for Directors.
7. The board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The By-laws of the Corporation allow for a Board of between 8 and 20 members. The Board considers that its current size allows for effective decision-making.
8. The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	Yes	The Governance Committee annually reviews the compensation paid to Directors with that paid to directors of large Canadian companies including banks and insurance companies.

The Toronto Stock Exchange Guideline	Sun Life Financial's Alignment	Governance Procedure at Sun Life Financial
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated.	Yes	All Committees of the Board are composed exclusively of non-management Directors.
10. The board should assume responsibility for, or assign to a committee of directors, responsibility for developing the approach to corporate governance issues.	Yes	The Governance Committee develops the approach of the Corporation to corporate governance matters and makes recommendations to the Board as to all such matters.
11. The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities.	Yes	Charters have been developed for the Board and Board Committees and position descriptions are in place for the Chief Executive Officer and the Lead Director.
The board should approve or develop the corporate objectives which the chief executive officer is responsible for meeting.	Yes	Annually, the Board approves the corporate objectives the Chief Executive Officer is responsible for meeting.
12. The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes, referred to as the "lead director".	Yes	The Board has a Lead Director who is responsible for the co-ordination of the activities of the external directors to ensure the effective independence of the Board on an ongoing basis. The Lead Director is a permanent member of the Management Resources Committee and the Governance Committee and is also the Chair of one or both of these two Committees. Currently, Mr. Stinson is the Lead Director and Chairman of the Management Resources Committee.
Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board's relations to management to a committee of the board.	Yes	The Board meets at the conclusion of each Board meeting without members of management present.
13. The audit committee should be composed only of outside directors.	Yes	All members of the Audit Committee are outside Directors.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The roles and responsibilities of the Audit Committee are set out in the Committee's Charter.
The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee meets periodically with the external auditor without management present, and with the chief internal auditor without either the external auditors or management present.
The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	The Audit Committee requires management to implement and maintain appropriate internal control procedures, and reviews, evaluates and approves the procedures.
14. The board should implement a system to enable an individual director to engage an outside advisor at the corporation's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	The Governance Committee considers, and if thought fit after consulting with the Chief Executive Officer, approves requests from Directors or Committees of the Board for the engagement of special advisors.

FORM OF SHAREHOLDER PROXY

Solicited by the Management of Sun Life Financial Services of Canada Inc. for the June 26, 2002 Annual Meeting

Sun Life Financial

The UNDERSIGNED shareholder of Sun Life Financial Services of Canada Inc. (the "Corporation") hereby appoints **Donald A. Stewart, Chairman of the Board and Chief Executive Officer**, or failing him, **C. James Prieur, President and Chief Operating Officer**, or failing him, a Director of the Corporation appointed by the Directors present at the meeting, or instead of any of the foregoing,

____

as the proxyholder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Corporation to be held on June 26, 2002 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof.

A shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided above.

The Directors and management recommend shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by management intend to vote FOR the matters below:

1. THE ELECTION OF DIRECTORS: **FOR** ☐ **WITHHOLD** ☐

Germaine Gibara, until the close of the Annual Meeting held in 2004; and

James C. Baillie and Bertin F. Nadeau, until the close of the Annual Meeting held in 2005.

Additionally, if the Clarica Closing (as defined in the Management Information Circular) HAS OCCURRED before the Annual Meeting:

Robert M. Astley and C. James Prieur, until the close of the Annual Meeting held in 2004; and

David A. Ganong, Krystyna T. Hoeg and Idalene F. Kesner, until the close of the Annual Meeting held in 2005.

Additionally, if the Clarica Closing (as defined in the Management Information Circular) HAS NOT OCCURRED before the Annual Meeting:

Dian N. Cohen and C. James Prieur, until the close of the Annual Meeting held in 2003; and

John S. Lane, until the close of the Annual Meeting held in 2005.

2. THE APPOINTMENT OF AUDITORS: **FOR** ☐ **WITHHOLD** ☐

Management proposes that the firm of Deloitte & Touche LLP, Chartered Accountants, be appointed as Auditors to serve until the close of the Annual Meeting held in 2003.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE.

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of management. This proxy is valid only for the Annual Meeting on June 26, 2002 and a continuation of the Annual Meeting after any adjournment thereof.

a) This form of proxy must be signed and dated by the shareholder. All signatures should agree with the names on this proxy. If the shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b) If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c) This form of proxy confers discretionary authority upon the proxyholder with respect to matters that may properly come before the meeting.

d) If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if more than one of them are present or represented by proxy, they must vote together in respect of that share.

This proxy must be received no later than 4:30 pm (Toronto time) on Monday, June 24, 2002.

This proxy must be delivered in accordance with the provisions set out in the accompanying Management Information Circular.

Signature of Shareholder

Date (m/d/y) (An undated reply will be deemed to bear the date on which it was mailed.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: May 15 , 2002

By ______________________

Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer